April 28, 2022

Christina Fettig

Senior Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mundoval Funds, File Nos. 333-116723 and 811-21596

Dear Ms. Fettig:

On March 31, 2022 you provided verbal comments to with respect to certain filings for Mundoval Funds (the “Registrant”) related to the Mundoval Fund (the “Fund”) as described below. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Please update item 4D in the N-CSR Certification to remove the reference to “second fiscal quarter” and file and amended N-CSR.

Response. The Registrant will update item 4D in the N-CSR Certification and file and amended N-CSR.

Comment 2. Please confirm that the adviser is current on all payments to the Fund’s service providers.

Response. The adviser is current on all payments to the Fund’s service providers.

Comment 3. Please confirm that the Fund is in compliance with diversification requirements of the 1940 Act.

Response. The Fund is in compliance with the with the diversification requirements of the 1940 Act.

Comment 4. Please explain how large shareholder risk is disclosed in the prospectus.

Response. We have reviewed the makeup of the Fund’s shareholders and the liquidity of the portfolio and do not believe any additional disclosure is necessary in the prospectus.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3353.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla